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                           February 3, 2023

       Will McGuire
       Chief Executive Officer
       Ra Medical Systems, Inc.
       1670 Highway 160 West, Suite 205
       Fort Mill, SC 29708

                                                        Re: Ra Medical Systems,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2023
                                                            File No. 333-269491

       Dear Will McGuire:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Joe Alley, Esq.